

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 19, 2016

Robert Cagnazzi
Chief Executive Officer
Presidio, Inc.
One Penn Plaza, Suite 2832
New York, NY 10119

> **Re: Presidio, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 22, 2016**
> **File No. 333-214755**

Dear Mr. Cagnazzi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise the cover page to disclose the percentage ownership that Apollo Global Management expects to hold after completion of the offering.

2.   Please consider disclosing that proceeds of the offering will be used to repay outstanding indebtedness, including your Subordinated Notes that affiliates of Apollo have a 100% economic interest in pursuant to derivative arrangements.

Prospectus Summary

Company Overview, page 1

3.   In the first full paragraph on page 3, you compare your growth rate to that of the overall IT market. Please clarify why a comparison of your growth rate to the overall market is

appropriate when you specialize in the middle market predominantly within North America.

Market Overview, page 2

4.   Please tell us whether the Satametrics and Gartner data was prepared for you. To the extent that it was, please disclose this fact.

5.   In the first full paragraph on page 3 and elsewhere in your prospectus you state that certain data was based on both third-party and management estimates. Please clarify, where appropriate, the methodology used in your management estimates and how you combined these estimates with those of third-parties to present a single result.

Summary Historical And Pro Forma Financial Information, page 17

6.   We note that you have "combined" predecessor and successor financial information to create the fiscal year ended June 30, 2015 column in the tables on pages 18 through 21 even though the period is not the most recent year end. Please revise the presentation of this period to separately reflect predecessor and successor periods.

7.   Explain why the "Other cost" adjustment included in your Non-GAAP measurement is appropriate given that these some costs have occurred in each period presented and might represent normal operating expenses. Refer to Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 ("the updated C&DI's").

8.   Please consider providing pro forma earnings per share here and in your financial statements.

Risk Factors

Our solutions business depends on our vendor partner…, page 23

9.   We note that while you have no long-term contract arrangement with Cisco, it provided up to 67% of your purchases from manufacturers. Please tell us whether you have other types of agreements with Cisco and is if so, how you considered Item 601(b)(10)(ii)(B) of Regulation S-K with regard to these agreements.

Apollo and its affiliates will continue to have control over us…, page 34

10.   Please disclose the number of director nominees that the Apollo Funds will be able to designate if they hold at least 10% but less than 20% of your outstanding common stock.

Use of Proceeds, page 47

11.   You disclose that you plan to use the proceeds of this offering to repay indebtedness.
        Please disclose the interest rate and maturity of the debt that you intend to repay and
        discuss the use of proceeds of that debt, if applicable. Refer to Instruction 2 in Item 504
        of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Operating Performance, page 68

12.   You mention in the first sentence on page 69 that your financial results may be affected
        by seasonality due to budget cycles of your clients. We also note the last risk factor on
        page 31. Please disclose the extent of the seasonality, including how it affects your
        quarterly results.

Key Metrics, page 71

13.   Revise to include Net Income (Loss) amounts above the Non-GAAP measures to give the
        GAAP basis measure a greater or equal prominence. We refer you to Question 102.10 of
        the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30,
2015, page 78

14.   Consider quantifying the effects on revenue growth from the Netech acquisition here and
        for the fiscal year ended June 30, 2016.

15.   Please consider quantifying the increase in the factors noted in the growth of operating
        expenses. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC
        Release No. 33-6835.

Successor Fiscal Year Ended June 30, 2016, page 84

16.   We note your disclosure of financial results on pages 84 through 96 outline the results in
        each respective period, but do not compare trends or movements in line items period over
        period. Your discussion of results of operations should include a discussion of results of
        operations comparing fiscal year to fiscal year on a historical basis in accordance with
        Item 303 of Regulation S-K. As such, please expand your disclosures to compare the
        respective periods to the successor period from November 20, 2014 to June 30, 2015 and
        the predecessor period from July 1, 2014 to February 1, 2015.

Supplemental Management's Discussion and Analysis of Financial Condition and Results of Operations ("Supplemental MD&A")

Supplemental Results of Operations – Combined Fiscal Year Ended June 30, 2015, page 97

17.   Your discussion of fiscal year ended June 30, 2016 compared to combined fiscal year ended June 30, 2015 and combined fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014 appears to combine your successor and predecessor periods for fiscal year ended June 30, 2015 (i.e., Full Year). Tell us why you believe it is appropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Consider revising your discussion of results of operations to discuss the fiscal year ended June 30, 2015 on a pro forma basis instead of on a combined basis. We refer you to Article 11 of Regulation S-X.

Fiscal Year Ended June 30, 2016 Compared to Combined Fiscal Year Ended June 30, 2015, page 99

18.   Please clarify on page 102 whether the growth in professional services business that resulted from "increased complexity of solutions sold to [y]our customers" was due to an increase in prices or volume. Provide comparable disclosure for the last paragraph on page 109. In addition, in the second to last paragraph on page 109 where you indicate that the increase in sales revenue was partly attributable to increases in third-party attach rates on new hardware sales, you should quantify the extent to which increases in sales were attributable to increases in prices and volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Historical Sources and Uses of Cash

Operating Activities, page 114

19.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Business, page 133

20.   In risk factors, you disclose a backlog of about $573 million for the period ending
        September 30, 2016. Please provide the disclosure required by Item 101(c)(1)(viii) of
        Regulation S-K, which includes the amount of firm backlog orders for that period and for
        the same date in the preceding fiscal year.

21.   It appears from risk factors that a significant portion of your business is derived from IT
        services provided to government agencies. Please disclose the portion of this revenue
        that may be renegotiated or terminated at the election of the Government. Refer to Item
        101(c)(1)(ix) of Regulation S-K.

22.   Please provide a discussion of the material terms of the Systems Integrator Agreement
        with Cisco Systems.

Company Overview, page 133

23.   While only 2% of your revenues are derived from non-US sales, you refer to Presidio as
        the leading provider of IT solutions to the middle market in North America. Please
        describe the development and current state of your business in countries within North
        America other than the United States.

Certain Relationships and Related Party Transactions, page 157

24.   Messrs. Nord and Edson appear to be partners (or principals) of Apollo. Please tell us
        what consideration you gave to providing the disclosure required under Item 404 of
        Regulation S-K. Refer to Item 407(e)(4)(i)(C) of Regulation S-K.

Management Stockholders Agreement, page 157

25.   Please file a copy of the Management Stockholders Agreement as an exhibit or tell us
        why you believe that it is not required to be filed. In addition, please file copies of the
        employment agreements you mention in the last sentence on page 158.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-9

26.   Please ensure your multiple-element arrangement disclosure includes each of the items
        outlined in FASB ASC 605-25-50-2. For example, clarify your disclosure to identify
        each significant deliverable in the arrangement and whether each of those deliverables

qualifies as a separate unit of accounting. In addition, clarify whether the software component is within the scope of FASB ASC 985-605.

27.   Please provide us with your analysis that supports recognizing the sale of hardware and software products on a gross basis is appropriate. We refer you to FASB ASC 605-45-45-1 through 45-23. In this regard, since you are selling third-party products and that on certain occasions your vendors ship inventory directly to your customers, explain why you believe you are the primary obligor in these transactions.

Revenue from leasing arrangements, page F-10

28.   Expand your disclosure to clarify how revenue is allocated between the hardware and software elements in your leases. Further disclose how you estimate the minimum lease payments. We refer you to FASB ASC 840-10 and 605-25.

Vendor consideration, page F-17

29.   Please clarify the aggregate quantitative impact of vendor programs on your results. To the extent that these programs are significant to your results, consider disclosing the amounts recognized in the statement of operations and their related classification for each period presented. We refer you to FASB ASC 605-50-50-1.

Index to Exhibits, page II-8

30.   You do not appear to include the agreement related to your floor plan facility that you mention in the second paragraph on page 118. Please tell us what consideration you gave to filing this agreement. Refer to Item 601(b)(10) of Regulation S-K.

31.   It does not appear that complete copies of exhibits 10.1 and 23.3 have been filed. Please advise.

General

32.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Andrew J. Nussbaum, Esq.
     Wachtell, Lipton, Rosen & Katz